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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                                               Commission File Number 000-10560

                           NOTIFICATION OF LATE FILING

  (Check One):   [ X ] Form 10-K  [ ] Form 11-K   [ ] Form 20-F   [ ] Form 10-Q
[  ] Form 10-N-SAR

For Period Ended:      March 31, 1999
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[  ] Transition Report on Form 10-K        [  ] Transition Report on Form 10-Q
[  ] Transition Report on Form 20-F        [  ] Transition Report on Form N-SAR
[  ] Transition Report on Form 11-K

For the Transition Period Ended: ________________________.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:________________________

___________________________________

                                     PART I
                             REGISTRANT INFORMATION

Full Name of Registrant:    CTI Group (Holdings) Inc.

Former Name If Applicable: _____

Address of Principal Executive Office (Street and Number):
2250 Eisenhower Avenue
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City, State and Zip Code:    Norristown, PA 19403
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                                     PART II
                             RULE 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

[ X ]   (a)       The reasons described in reasonable detail in Part III
                  of this form could not be eliminated without unreasonable effort or expense;

[ X ]   (b)       The subject annual report, semi-annual report,
                  transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ X ]  (c)        The accountant's statement or other exhibit required
                  by Rule 12b-25(c) has been attached if applicable.


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                                    PART III
                                    NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)


     The fiscal year of CTI Group (Holdings) Inc. (the "Company") ended on March 31, 1999. Accordingly, the Company's Form 10-KSB is due by June 29, 1999.

     On March 17, 1999, Zelenkofske Axelrod and Co., CPA's Inc. resigned as the principal independent accountant of the Company. As was disclosed on a Form 8-K filed on March 30, 1999, there were no disagreements between Zelenkofske Axelrod and the Company.

     On June 28, 1999, the Company engaged the accounting firm of Deloitte & Touche LLP to be the Company's independent accountants and to conduct an audit of the Company's consolidated financial statements for the year ended March 31, 1999.

     Due to the date the Company engaged Deloitte & Touche LLP, and the additional time necessary for newly engaged accountants to audit financial statements, there has not been sufficient time for the audit to be completed prior to the due date for the Company's Form 10-KSB.



                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification

Anthony P. Johns, President and Chief Executive Officer          610                        666-1700
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(Name)                                                        (Area Code)               (Telephone Number)

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                 [ X ] Yes         [   ] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                 [ X ] Yes         [   ] No

                  If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


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                            CTI GROUP (HOLDINGS) INC.
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                  (Name of Registrant as specified in Charter)

Has duly caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.




Date:     June 29, 1999             By: /s/ Anthony P. Johns
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                                            Anthony P. Johns
                                            President & Chief Executive Officer







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Exhibit A

Explanation of significant change in results of operations.

Revenues from operations increased $3,444,306 to $7,043,026 for the fiscal year ended March 31, 1999, as compared to the prior year period. This increase in revenues is due primarily to the inclusion of one full year of operational activities for the year ended March 31, 1999 of the acquired operations of Databit Ltd. during fiscal year ended March 31, 1999 versus approximately two months of operations activity during fiscal year ended March 31, 1998.










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